Exhibit 99.1

Harbin Electric Announces First Quarter 2007 Financial Results

1Q07 Revenues Increase 54% to $13.6 Million, Diluted EPS of $0.19

HARBIN, China, May 15, 2007 -- Harbin Electric, Inc. (NASDAQ: HRBN) a developer and manufacturer of customized linear motors and other special electric motors, today announced financial results for the first quarter ended March 31, 2007.

Sales for the first quarter of 2007 increased 54% to $13.6 compared to $8.8 million in the prior year period primarily as a result of increased sales of linear motor and special motor products to the Company’s existing customer base. Gross profit in the first quarter increased 60.4% to $6.9 million compared to $4.3 million in the prior year period due to the Company’s sales level increase and improved mix of product sales. Gross margin, as a percentage of revenues, was 50.3% for the three months ended March 31, 2007 compared to 48.1% for the three months ended March 31, 2006. This change reflects a more favorable mix of products shipped in the first quarter of 2007 versus the corresponding period in 2006.

First quarter 2007 total operating expenses, which consist of costs associated with sales and marketing, research and development expenditures, general administrative costs, and amounts to account for stock based compensation, increased to $1.8 million, or 12.7% of sales, compared to $1.1 million, or 12.6% of sales, for the prior year period. The increase this period is due to the Company’s efforts to support increased revenue levels and related sales activity and additional stock based compensation expense. Stock compensation expense measured in accordance with SFAS No.123-R, totaled approximately $0.246 million or $0.01 per diluted share in the three month period ended March 31, 2007.

Non-cash amortization expense of the debt discount increased to $1.13 million, or $0.06 per diluted share, during the quarter ended March 31, 2007 compared to $0 during the quarter ended March 31, 2006. The increase for the period was attributable to amortization of debt discount for the $50 million notes issued on August 30, 2006. As of March 31, 2007, the unamortized debt discount totaled $20,277,368. The Company expects the non-cash interest expense associated with the unamortized debt discount for the remaining three quarters of fiscal 2007 will be approximately $1.13 million per quarter respectively. Net Interest expenses for the three month period ended March 31, 2007 were $0.597 million.

The Company's net income was $3.4 million, or $0.19 per diluted share, for the three month period ended March 31, 2007, compared to $3.8 million, or $0.23 per diluted share, for the three month period ended March 31, 2006. The decreased net margin level for the three month period 2007 is primarily attributed to interest expense and amortization of the debt discount. Excluding the $0.06 non-cash charge related to the amortization expense of the debt discount, diluted earnings per share would have been $0.25.

“The first quarter was a strong start to 2007 for Harbin Electric as we continued our momentum from 2006,” commented Tianfu Yang, Chairman and CEO of Harbin Electric Inc. “We are very happy with our financial performance as the company reports continued high levels of sales growth. Sales growth was primarily driven by sales of electric motors in domestic China and we continue to experience contributions from new international relationships. Gross margins increased as a result of sales of new, higher margin products sold during the quarter as our current sales initiatives are continuing to attract profitable long-term customers. Profitability was somewhat impacted due to debt service and non-cash amortization of our debt discount for the $50 million notes issued on August 30, 2006. With a higher share count and debt service, earnings were solid during the first quarter.

Mr. Yang continued, “Additionally, we were very pleased to have successfully listed our common stock on the NASDAQ Global Market in the first quarter. This listing is an important milestone for our company as it further enhances Harbin Electric’s commitment to excellence as we continue to expand our presence internationally.”

Mr. Yang concluded, “We recently announced the formation of a new subsidiary in the US. The new subsidiary is jointly staffed with world-class US based engineers and Harbin personnel. They will focus on expanding our Company’s capability into the automation controllers market. Our view is that automation controllers together with our motor technology will enable us to build a leadership position in the industrial motor marketplace. We hope to continue our progress during 2007 as we enter new markets and develop many new product introductions in the industrial motor marketplace.”

About Harbin Electric, Inc.
Harbin Electric, Inc. designs, develops and manufactures linear motors and special electric motors. With proprietary technology and core patents, the Company builds a wide array of customized linear motors and other special motor for a variety of applications and industries. The Company currently designs and supplies its motor products and systems to numerous end users throughout the Chinese domestic market, as well as, to other industrial OEM customers overseas. Industry applications for linear motors include oilfield services, conveyor systems, factory automation, packaging equipment, as well as mass transportation systems. The Company is based in Harbin, China along with its wholly owned subsidiaries. The Company has approximately 275 employees with approximately 270,000 square feet of state-of-the-art manufacturing space. For further information, please see our filings with the Securities and Exchange Commission ( http://www.sec.gov ).

Safe Harbor Statement
The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company’s periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled "Risk Factors" in its annual report on Form 10-QSB for the quarter ended March 31, 2007. The Company does not undertake any obligation to update forward-looking statements contained in this press release. This press release contains forward-looking information about the Company that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company’s future performance, operations and products.

For more information, please contact:

Barry L. Raeburn
EVP Finance & Corporate Development
Tel: +1-215-854-8104
Email: info@HarbinElectric.com

Integrated Corporate Relations
Investors: Bill Zima or Ashley Ammon
Media: Brian Ruby
Tel: +1-203-682-8200

SOURCE: Harbin Electric, Inc.

[financial tables to follow]

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

	March 31,	December 31,
	2007	2006
	UNAUDITED
ASSETS
CURRENT ASSETS:
Cash	$56,967,862	$67,313,919
Accounts receivable, net of allowance for doubtful accounts of $45,004
and $44,552 as of March 31, 2007 and December 31, 2006, respectively	9,389,005	8,827,799
Inventories	887,522	583,287
Other receivables	191,393	27,991
Other receivables - related parties	51,800	44,998
Advances on inventory purchases	1,537,630	834,590
Total current assets	69,025,212	77,632,584

PLANT AND EQUIPMENT, net	9,494,133	9,219,534

OTHER ASSETS:
Debt issue costs, net of amortization	2,634,046	2,757,155
Advances on equipment purchases	12,522,108	-
Advance on intangible assets	2,266,597	2,585,977
Intangible assets, net of accumulated amortization	836,546	640,337
Other assets	272,628	123,234
Total other assets	18,531,925	6,106,703

Total assets	$97,051,270	$92,958,821

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$171,409	$258,911
Other payables	409,587	406,520
Accrued liabilities	123,289	107,263
Customer deposits	331,010	319,261
Taxes payable	339,830	556,943
Interest payable	-	1,122,000
Total current liabilities	1,375,125	2,770,898

NOTES PAYABLE, net of debt discount $20,277,368 and $21,410,401 as of
March 31, 2007 and December 31, 2006, respectively	29,722,632	28,589,599

WARRANT LIABILITIES	-	16,568,080

Total liabilities	31,097,757	47,928,577

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS' EQUITY:
Common Stock, $0.00001 par value, 100,000,000 shares authorized,
16,600,451 shares issued and outstanding	166	166
Paid-in-capital	35,419,635	12,252,064
Retained earnings	23,273,438	26,222,408
Statutory reserves	4,523,715	4,523,715
Accumulated other comprehensive income	2,736,559	2,031,891
Total shareholders' equity	65,953,513	45,030,244
Total liabilities and shareholders' equity	$97,051,270	$92,958,821

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(UNAUDITED)

	FOR THE THREE MONTHS
	ENDED MARCH 31,
	2007	2006
REVENUES	$13,626,214	$8,878,658

COST OF SALES	6,768,286	4,604,922

GROSS PROFIT	6,857,928	4,273,736

RESEARCH AND DEVELOPMENT EXPENSE	217,840	322,589

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,514,463	794,176

INCOME FROM OPERATIONS	5,125,625	3,156,971

Other income, net	(2,456)	(54,062)
Non-operating (income)	(6,321)	-
Realized (gain) loss on sale of marketable securities	-	(571,143)
Amortization expense of debt discount	1,133,033	-
Interest expense (income), net	597,306	(12,321)
OTHER EXPENSE (INCOME), NET	1,721,562	(637,526)

INCOME BEFORE PROVISION FOR INCOME TAXES	3,404,063	3,794,497

PROVISION FOR INCOME TAXES	-	-

NET INCOME	3,404,063	3,794,497

OTHER COMPREHENSIVE INCOME:
Unrealized loss on marketable securities	-	587,171
Foreign currency translation adjustment	704,668	241,743

COMPREHENSIVE (LOSS) INCOME	$4,108,731	$3,449,069

BASIC WEIGHTED AVERAGE NUMBER OF SHARES	16,600,451	16,600,451

BASIC EARNING PER SHARE	$0.21	$0.23

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	18,016,627	16,700,451

DILUTED EARNING PER SHARE	$0.19	$0.23